800 Cabin Hill Drive
Greensburg, PA 15601

Via EDGAR

September 12, 2007

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 0308

RE:	Allegheny Energy, Inc. (“Allegheny”)

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed February 28, 2007

File No. 1-267

Dear Mr. Allegretto:

This letter is written in response to the questions contained in your letter to Philip L. Goulding dated August 28, 2007 regarding the above-referenced filing. A detailed response to each of the individual questions in your letter follows.

Form 10-K for the Year Ended December 31, 2006

Note 3: Review of Estimated Remaining Service Lives and Depreciation Practices, page 148

1.

We note you extended the depreciable lives of your unregulated coal-fired generation facilities based on a review completed with the assistance of an independent third party. In the event you file a 1933 Act registration statement that incorporates this Form 10-K, please name and file the written consent of the independent third party to whom you refer. Alternatively, please remove the reference to the third party. If you do not believe a consent would be required, please explain in detail. Refer to Section 436(b) of Regulation C, Section 7(a) of the Securities Act of 1933 and Item 601(b)(23) of Regulation S-K.

In future filings, we will remove the reference to the third party.

Note 10: Pension Benefits and Postretirement Benefits Other Than Pensions, page 158

2.

Please explain to us and disclose how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Per SFAS 87, the market-related value of plan assets may be either the fair value or a calculated value that recognizes changes in fair value in a systematic and rational manner over a period of not more than five years. In addition, the manner of determining market-related value should be applied consistently from year to year.

Allegheny’s market-related value of plan assets represents the market value of such assets, adjusted to reflect five-year averaging of differences between expected asset returns and actual asset returns. We have consistently utilized this method since adopting SFAS 87. In future filings, we will add a disclosure regarding how this amount is determined.

Note 18: Dividend Restriction, page 173:

3.

To the extent applicable, please describe the nature of any restrictions on the ability of consolidated and unconsolidated subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and disclose separately the amounts of restricted net assets for consolidated and unconsolidated subsidiaries as of the end of fiscal 2006. Refer to Rule 4-08(e)(3) of Regulation S-X.

Under the terms of its credit facility at December 31, 2006 AE Supply may pay cash dividends in any fiscal year to its parent, Allegheny Energy, Inc., in an amount not to exceed the greater of (a) $25 million or (b) either 25% or 50% of AE Supply’s net income for the preceding fiscal year, depending on AE Supply’s borrower leverage ratio as of the last day of that preceding fiscal year. AE Supply’s restricted net assets were approximately $747 million at December 31, 2006 and approximately $729 million at January 1, 2007. There were no restricted net assets of unconsolidated subsidiaries at December 31, 2006.

We will include disclosures regarding the ability of subsidiaries to transfer funds to Allegheny Energy, Inc. in future filings on Form 10-K.

Note 20: Other Income and Expenses, net, page 174

4.	Please explain to us the details surrounding the “cash received from a former trading executive’s forfeited assets.”

The cash received by Allegheny in 2005 resulted from an agreement with the United States Attorney’s Office for the Southern District of New York and Merrill Lynch & Co., Inc. The federal government had been holding certain assets of Daniel L. Gordon, a former employee of Merrill Lynch who joined Allegheny when it purchased the Merrill Lynch energy trading subsidiary, Global Energy Markets in 2001. Mr. Gordon pleaded guilty in 2003 to federal charges of wire fraud, money laundering and conspiracy to falsify books and records. Both Allegheny and Merrill Lynch filed petitions with the court, claiming rights to the funds forfeited to the federal government as a result of that plea. Under the agreement, Merrill Lynch and Allegheny received equal portions of the funds released by the government.

Note 25: Commitments and Contingencies, page 178

Litigation Involving Merrill Lynch, page 183

5.

Please tell us how you accounted for the acquisition of Merrill Lynch’s energy marketing and trading business in 2001. Specifically address how you accounted for the 2% equity interest in AE Supply given to Merrill Lynch and the put right, which gave Merrill Lynch the right to require you to purchase such equity interest for $115 million plus interest in the event certain conditions were not met. Furthermore, tell us whether you have recorded a liability for the $115 million judgment or whether it was reflected previously at the acquisition date. If the latter, please provide a description of the accounting at acquisition and any subsequent adjustments due to the judgment. Finally, tell us how you intend to account for the acquisition of the 2% equity interest in AE Supply, should you be required to acquire such interest upon the resolution of the lawsuit.

Allegheny acquired the energy marketing and trading business of Merrill Lynch for $489.2 million in cash plus the issuance of a 1.967% equity interest in AE Supply with a value of $115 million. The purchase agreement provided Merrill Lynch the right to require Allegheny to purchase Merrill Lynch’s equity interest in AE Supply at an agreed price of $115 million plus interest in the event that Allegheny failed to perform its contractual commitment to contribute certain assets to AE Supply. The acquisition was recorded using the purchase method of accounting, based on the cash consideration and equity interest in AE Supply given to Merrill Lynch. No value was assigned to the put right due to the fact that this was a contractual right that Merrill Lynch could invoke only in the event of a failure by Allegheny to transfer certain assets, which was outside the control of Merrill Lynch. Identifiable assets acquired were recorded at estimated fair values, and goodwill was recorded in the amount of $388.4 million. In addition, Allegheny recorded a minority interest liability in the amount of $27.7 million and additional paid-in capital of $87.3 million relating to the $115 million value of the minority interest.

As described above, a liability for the $115 million sales price of the potential sale of the minority interest to Allegheny was not recorded in connection with the acquisition, and was not recorded subsequently as a result of the judgment. The only accounting entry resulting from the judgment was the accrual of interest from March 16, 2001. Allegheny continues to accrue interest expense, and the accrued interest liability recorded at December 31, 2006 was approximately $51.5 million.

The original 1.97% minority interest has been reduced over time to approximately 1.41% as a result of contributions made to AE Supply by Allegheny that were not matched proportionately by Merrill Lynch. The recorded minority interest liability was $10.7 million at December 31, 2006.

Should Allegheny be required to purchase Merrill Lynch’s minority interest for $115 million plus interest upon resolution of the lawsuit, Allegheny would eliminate the minority interest liability and record the acquisition using the purchase method of accounting.

On August 31, 2007 a U.S. appellate court reversed a lower court order that awarded a summary judgment to Merrill Lynch on its breach of contract claim,

and also reversed the prior court’s dismissal of Allegheny’s counterclaims against Merrill Lynch for fraudulent inducement and breach of warranty. Allegheny filed a Form 8-K on September 5, 2007 to disclose this development. Allegheny is currently analyzing the appellate court decision and will include appropriate disclosures in future filings.

Note 26: Subsequent Event – Asset Swap, page 187

6.

You disclose herein that the asset swap resulted in a decrease in consolidated stockholder’s equity of approximately $1 million while you disclose on page 12 of Form 10-Q for the quarters ended March 31 and June 30, 2007 that there was no change in Allegheny’s consolidated stockholders’ equity as a result of the asset swap. Please clarify for us which of these statements is true and revise your disclosure accordingly. To the extent the former is true, please explain to us why the transfer of assets between consolidated subsidiaries would impact consolidated stockholders’ equity.

The disclosures in the subsequent event footnote in our 2006 Form 10-K relating to the January 2007 asset swap were based on accounting entries and estimates available at the time of filing. Subsequent to that date, we finalized our accounting for the asset swap, and determined that the transfer of assets between consolidated subsidiaries would not impact consolidated stockholders’ equity. The asset swap was recorded on this basis during the first quarter of 2007, and the Form 10-Qs for the quarters ended March 31 and June 30, 2007 correctly disclose that there was no change in consolidated stockholders’ equity as a result of the asset swap. Our Form 10-K for the year ending December 31, 2007 will include disclosures consistent with those included in our first and second quarter Form 10-Qs.

Allegheny acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in the 2006 Form 10-K referred to above;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2006 Form 10-K referred to above; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response to staff comments, or need any additional information, you may contact me at (724) 838-6986.

Sincerely,

Philip L. Goulding

Senior Vice President and

Chief Financial